

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

Via E-mail
Neil H. Nguyen
Chief Executive Officer
Digital Generation, Inc.
750 W. John Carpenter Freeway, Suite 700
Irving, Texas 75039

> **Re:** **Digital Generation, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 22, 2013**
> **File No. 001-35643**

Dear Mr. Nguyen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to provide the financial information required by Item 14(b)(8)-(11) of Schedule 14A or tell us why you believe this information is not required. In this regard, we note that you do not appear to qualify for the exclusion provided by Instruction 4 to Item 14.

The Merger, page 24

Background of the Merger, page 24

2. In view of the board's decision on March 13, 2013 to terminate the strategic alternatives process, please expand your disclosure concerning the informal discussions between Mr. Ginsburg and the board during the period beginning after the May 9, 2013 announcement

by ER of the Spectrum investment and ending with the June 3, 2013 board meeting. In doing so, please address the board's rationale at the time for apparently sanctioning further discussion with ER.

Recommendation of the Board of Directors and Reasons for the Merger, page 38

3. Please clarify whether in the course of reaching its determination the board considered that the company's debt of approximately $386 million would be extinguished as a result of the transactions and the spin-off company would retain the company's working capital and cash and would be debt-free.

The Merger Agreement (Proposal I), page 64

4. We note your cautionary statements concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement's representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Neil H. Nguyen
Digital Generation
December 17, 2013
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Porco, staff attorney, at (202) 551-3477, or Dieter King, legal branch chief, at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director